July 10, 2024

Michael Mo
Chief Executive Officer
KULR Technology Group, Inc.
4863 Shawline Street
San Diego, California 92111

       Re: KULR Technology Group, Inc.
           Registration Statement on Form S-3
           Filed on July 3, 2024
           File No. 333-280694
Dear Michael Mo:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Jay Yamamoto